

May 25, 2012

Via E-mail
Iryna Antaniuk, CEO
Flux Technologies, Corp.
21 Komorowo Street, Ste. 2
Wolsztyn
Poland 64200

> **Re:** **Flux Technologies**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2012**
> **File No. 333-180624**

Dear Ms. Antaniuk:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated May 4, 2012.

General

1.   Revise to include an updated consent from your independent registered public accounting firm when you file your next amendment.

Risk Factors

We are an "emerging growth company:", and any decision on our part to comply with certain reduced disclosure requirements…,page 9

2.   Please revise this risk factor disclosure as it relates to the circumstances under which you could cease to be considered an emerging growth company. In this regard, considering you have selected a February 28 year-end, your assessment as to whether you are considered to be a large accelerated filer will be made based on the market value of your common stock held by non-affiliates as of August 31 and you would cease to be an emerging growth company as of the following February 28. In addition, you can cease to be an emerging growth company earlier than the normal five year term if your annual gross revenues exceed $1.0 billion or if during the previous three-year period you issued more than $1.0 billion in non-convertible debt. Please revise your disclosure accordingly.

<u>Because our sole director has an interest in a company involved in the same industry…, page 9</u>

3.   We note your response to prior comment 8 and the statement in the risk factor that you will not have a right of first refusal in regard to business opportunities that come to your management's attention. Please explain in this risk factor how management will determine which entity—GRAFIK KOMPUTEROWY MIR Sp. Z.o.o. or you—will receive a particular business opportunity.

<u>Following the effective date of our registration statement…, page 11</u>

4.   We note your response to prior comment 6 and the new risk factor included on page 11. Please add a separate risk factor that describes the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act, and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act, including the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please note that, in the alternative, you may file a Form 8-A to register your common stock under the Exchange Act to become a fully reporting company. Please also include a third risk factor that explains the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act.

<u>Plan of Operation, page 23</u>

5.   You state in this section that your auditors have issued you a going concern opinion because you expect no significant revenues until you implement your business plan and execute your <u>first</u> service agreements. Please revise your disclosure to reflect the fact that you have already executed your first service agreement.

6.   We note that in response to prior comment 5 you removed the reference to that fact that you anticipate incurring approximately $2,000 in early 2013 to set up office space and obtain the necessary equipment to begin your operations. Please clarify whether you have already obtained such equipment and if not, tell us how you are able to service your current contract with Paliwa Spolka. To the extent that you are relying on equipment from Ms. Antaniuk's business, GRAFIK KOMPUTEROWY MIR, please revise to indicate as such and clarify how long you anticipate relying on Ms. Antaniuk's business resources.

<u>Report of Independent Registered Public Accounting Firm, page 32</u>

7.   Please revise the report of your independent registered public accounting firm to refer to their audit of the company's February 29, <u>2012 </u>balance sheet.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3735. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

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